Exhibit 99.1

VivoPower International PLC Announces Appointment of Hugh Durrant-Whyte to the Advisory Council

LONDON, February 17, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Hugh Durrant-Whyte as the sixth and final member of the VivoPower Advisory Council.

Hugh Durrant-Whyte is Chief Scientist & Engineer for the state of New South Wales in Australia, and a world-leading authority on robotics, automation, machine learning, and the application of all three. He previously served as Chief Scientific Advisor to the UK Ministry of Defence (2016-2018), CEO of National ICT Australia (NICTA) (2010-2014), and Director of the Australian Research Centre (ARC) of Excellence for Autonomous Systems (1995-2010). He was a Professor and ARC Federation Fellow, and the founding Director of the Australian Centre for Field Robotics (ACFR) at the University of Sydney. He has published over 300 research papers, graduated over 70 PhD students, and won numerous awards and prizes for his work, including being named 2010 New South Wales Scientist of the Year and receiving the 2017 Sargent Medal from the Institute of Engineers Australia. In his career he has worked with many major companies and co-founded three successful start-ups. He is particularly well known for his work with Patrick Terminals in delivering the automated container terminals in Brisbane and Port Botany, and for his work with Rio Tinto in pioneering the automated “Mine of the Future,” including its driverless trucks. Hugh is an honorary Fellow of Engineers Australia (HonFIEAus), a Fellow of the Institute of Electrical and Electronics Engineers (FIEEE), a Fellow of the Australian Academy of Technological Sciences and Engineering (FTSE), a Fellow of the Australian Academy of Science (FAA) and a Fellow of the Royal Society of London (FRS).

On Professor Durrant-Whyte’s appointment, Executive Chairman and CEO of VivoPower Kevin Chin commented, “Having known Hugh for almost a decade, I am delighted to welcome him to VivoPower’s Advisory Council. His experience and knowledge of the mining sector in particular will be invaluable as we roll out our Tembo electric vehicles and sustainable energy solutions to customers in the sector.”

About VivoPower

VivoPower is a sustainable energy solutions company currently focused on battery technology, electric vehicle, solar and critical power services. Its core purpose is to help large corporate customers decarbonize more rapidly. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the roll out of the Company’s Tembo electric vehicles and sustainable energy solutions and Professor Durrant-Whyte’s ability to support the objectives of the Company. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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